U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                 SEC FILE NUMBER: 0-21753


                                                 CUSIP NUMBER: 81760P 10 4

[ ]Form 10-K and Form 10-KSB  [ ]Form 20-F  [ ]Form 11-K [x]Form 10-Q and Form
10-QSB     [ ]Form N-SAR

   For Period Ended: March 31, 2002
   [ ] Transition Report on Form 10-K
   [ ] Transition Report on Form 20-F
   [ ] Transition Report on Form 11-K
   [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

   Full Name of Registrant: Service Systems International, Ltd.

   Former Name if Applicable

   Address of Principal Executive Office
   Second Floor, 5763 203A Street (formerly 11-202 Burbidge Street)

   City, State and Zip Code
   Langley, B.C. Canada V3A 1W7 (formerly Coquitlam, B.C. Canada V3K 7B2)

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


The Registrant's Report on Form 10QSB due on May 15, 2002 has been delayed because the Registrant's filing of the March 31, 2002 KSB was delayed for a longer period than estimated. The amount of stored data lost through a break-in and the theft of the two main accounting storage computers was more extensive and took longer to regenerate than anticipated. The work on the March 31, 2002 QSB could not be completed until closing the December 31, 2001 KSB As a result, preparation of the Registrant's financial data and the required accountant review has been delayed and could not be completed without unreasonable expense and effort


Part IV - Other Information

   (1) Name and telephone number of person to contact in regard to this notification John Gaetz 1-604-539-9398.

   (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).   [X]Yes     []No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[]Yes     [X]No

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   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Service Systems International, Ltd.
   (Name of Registrant as specified in charter)


   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 28, 2002        By /S/ Ken Fielding
                                   Ken Fielding, President